

Mail Stop 6010

March 11, 2008

Via Facsimile and U.S. Mail

Mr. Peter C. Wallace
Chief Executive Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, OH   45440

> **Re:** **Robbins & Myers, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2007**
> **Filed November 13, 2007**
> **File No. 1-13651**

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2007

Item 7. Management's Discussion and Analysis

Overview, page 12

1.   In your future filings, please expand the disclosure in your "Overview" to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 available on our website.

Note 1 – Summary of Accounting Policies, page 30

-Common Stock Plans, page 32

2.   We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Note 12. Business Segments and Geographic Information, page 49

3.   We note your disclosure of identifiable assets by geographic area. It appears that this disclosure includes both tangible and intangible assets. Please revise this note in future filings to present tangible assets only by geographic area. Refer to paragraph 38 of SFAS 131(b) and question 22 in the FASB Staff Implementation Guide to SFAS 131.

Form 8-K Filed on October 23, 2007

4.   We note that you discuss non-GAAP measures including but not limited to adjusted EBITDA, adjusted EBIT, diluted earnings per share excluding special charges, and adjusted EBIT margin excluding special charges. In addition to your current disclosures regarding the non-GAAP presentation and discussion of EBIT and EBITDA, please revise your future filings to label these items as non-GAAP measures and provide all of the disclosures required by Regulation G and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please note that under Instruction 2 of Item 2.02 of Form 8-K, the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to disclosures under Item 2.02.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Tara Harkins at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris, Staff Attorney at (202) 551-3601 or Tim Buchmiller, Legal Reviewer at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Branch Chief